UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 36)

             First Union Real Estate Equity and Mortgage Investments

  ----------------------------------------------------------------------------
                                (Name of Issuer)

                 Shares of Beneficial Interest, $1.00 par value

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                         (Title of Class of Securities)

                                    337400105
               --------------------------------------------------
                                 (CUSIP Number)

                              Stephen Fraidin, P.C.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004

                                 (212) 859-8140

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 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 15, 2000
                    ---------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 337400105                           Page 2 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Partners, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                3,853,158

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              3,853,158

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,853,158

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.39%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 3 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham International Advisors, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                1,431,664

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              1,431,664

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,431,664

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.49%

14  TYPE OF REPORTING PERSON*

          00;IA


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 4 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                78,448

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              78,448

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          78,448

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.19%

14  TYPE OF REPORTING PERSON*

          PN


                             *SEE INSTRUCTIONS

                             SCHEDULE 13D

CUSIP No. 337400105                 Page 5 of 11 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gotham Holdings II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               477,963

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             477,963

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         477,963

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.16%

14  TYPE OF REPORTING PERSON*

          PN



                             *SEE INSTRUCTIONS

          This Amendment No. 36 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of beneficial interest, par value $1.00 per share, of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust, previously filed by Gotham Partners, L.P., Gotham Partners II, L.P. and Gotham Partners III, L.P., New York limited partnerships, and Gotham International Advisors, L.L.C., a Delaware limited liability company. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

          Item 2 is hereby amended to add the following information:

          This Amendment is being filed by Gotham, with respect to the Shares owned by it, Gotham III, with respect to the Shares owned by it, Gotham Holdings II, L.L.C., a Delaware limited liability company ("Holdings II") with respect to the Shares owned by it and Gotham Advisors, with respect to the Shares owned by Gotham International. Gotham, Gotham III, Holdings II and Gotham Advisors are together the "Reporting Persons".

          On February 17, 2000, Gotham distributed 477,963 Shares to a limited partner of Gotham in connection with such limited partner's withdrawal from Gotham. The Shares had a deemed value of $4.75 per share as of January 1, 2000, the effective date of the withdrawal of such limited partner. Subsequently, an affiliate of such limited partner recontributed an identical number of Shares to Holdings II in consideration of an ownership interest in Holdings II.

          Gotham Holdings Management LLC, a Delaware limited liability company ("Gotham Management") was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Holdings II.

          Messrs. Ackman and Berkowitz are the Senior Managing Members of Holdings II. The business address of Holdings II and Gotham Management is 110 East 42nd Street, 18th Floor, New York, New York 10017. During the last five years, neither Holdings II nor Gotham Management (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 4. PURPOSE OF TRANSACTION

          Item 4 is hereby amended to add the following information:

          As described more fully in Item 6, as of September 15, 2000, Gotham Partners Management Co. LLC ("Gotham Partners Management") entered into a Voting Agreement (the "Voting Agreement") with Radiant Investors LLC ("Radiant Investors") in connection with the Contracts of Sale, dated as of September 15, 2000 (the "Contracts of Sale") among Radiant Investors, the Issuer and various subsidiaries of the Issuer, pursuant to which, subject to the terms and conditions set forth in the Contracts of Sale Radiant Investors agreed to purchase a significant portion of the real estate assets (the "Properties") of Issuer. Pursuant to a letter agreement (the "Letter Agreement") dated as of September 15, 2000, to Radiant Investors LLC from the Reporting Persons, the Reporting Persons have each agreed to comply with the Voting Agreement with respect to the Shares they beneficially own.

          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and supplemented as follows:

          (a) Gotham owns 3,853,158 Shares, representing an aggregate of approximately 9.39% of the issued and outstanding Shares of the Issuer. Gotham III owns 78,448 Shares, representing an aggregate of approximately 0.19% of the outstanding Shares of the Issuer. Gotham International owns 1,431,664 Shares, representing an aggregate of approximately 3.49% of the outstanding Shares of the Issuer. Holdings II owns 477,963 Shares, representing an aggregate of approximately 1.16% of the outstanding Shares of the Issuer. The combined interest of Gotham, Gotham III, Gotham International and Holdings II is 5,841,233 Shares, representing an aggregate of approximately 14.15% of the outstanding Shares of the Issuer. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr. Berkowitz, Gotham Advisors or Gotham Management beneficially owns any Shares (other than the Shares beneficially owned by Gotham, Gotham III, Gotham International and Holdings II).

          (b) Each of Gotham, Gotham III and Holdings II has the sole power to vote (subject to the terms and conditions of the Letter Agreement) and to dispose of all of the Shares beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote (subject to the terms and conditions of the Letter Agreement) and to dispose of all of the Shares beneficially owned by Gotham International.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 is hereby amended to add the following information:

          As of September 15, 2000, Gotham Partners Management entered into the Voting Agreement with Radiant Investors. As of September 15, 2000, Gotham, Gotham III, Gotham International and Holdings II entered into the Letter Agreement. Pursuant to the Voting Agreement and Letter Agreement, Gotham, Gotham III, Gotham International and Holdings II have agreed to vote all of their Shares (i) in favor of the sale of the Properties pursuant to the Contracts of Sale, (ii) against any action that would result in a breach of the Contracts of Sale or Voting Agreement and (iii) against any sale of any of the Properties to any party other than Radiant Investors. Additionally, Gotham, Gotham III, Gotham International and Holdings II have agreed to appoint Radiant Investors as their proxy to vote all of their Shares with respect to the sale of the Properties at any shareholder meeting called to consider such sale. The Voting Agreement and Letter Agreement will terminate upon the earliest to occur of (a) April 30, 2001, (b) the termination of the Contracts of Sale in accordance with their terms or (c) upon certain amendments, modifications or waivers under the Contracts of Sale.

          The above summary of the Voting Agreement and Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Voting Agreement, which is filed as Exhibit 61 hereto and the Letter Agreement, which is filed as Exhibit 62 hereto, each of which is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          The following is filed as Exhibit 60 hereto:

          A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

          The following is filed as Exhibit 61 hereto:

          Voting Agreement, dated as of September 15, 2000, by and between Gotham Partners Management and Radiant Investors.

          The following is filed as Exhibit 62 hereto:

          Letter Agreement, dated September 29, 2000, by and between Gotham, Gotham III, Gotham International, Holdings II and Gotham Partners Management.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 4, 2000


                                 GOTHAM PARTNERS, L.P.


                                 By:  Section H Partners, L.P.,
                                      its general partner

                                 By:  Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.



                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 President

                                 GOTHAM PARTNERS III, L.P.


                                 By:  Section H Partners, L.P.,
                                      its general partner

                                 By:  Karenina Corporation,
                                      a general partner of Section H
                                      Partners, L.P.



                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 President


                                 GOTHAM INTERNATIONAL
                                 ADVISORS, L.L.C.


                                 By: /s/ William A. Ackman
                                 -------------------------
                                 William A. Ackman
                                 Senior Managing Member

                                 GOTHAM HOLDINGS II, L.L.C.


                                 By:   Gotham Holdings Management LLC,
                                       the Manager


                                 By:
                                 ------------------------
                                 William A. Ackman
                                 Senior Managing Member